SOUNDHOUND AI, INC.

5400 Betsy Ross Drive

Santa Clara, CA 95054

February 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Krebs

Re:	SoundHound AI, Inc.
Registration Statement on Form S-3
Filed January 28, 2025
File No. 333-284534

Dear Ms. Krebs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SoundHound AI, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Tuesday, February 4, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Dr. Keyvan Mohajer
Dr. Keyvan Mohajer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP